SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 28, 2018

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purpose of being and hereby are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-222653) and the Registration Statement on Form F-3 (File No. 333-215151), each filed by the registrant under the Securities Act of 1933, as amended, and into each prospectus outstanding thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: June 28, 2018	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial & Corporate Development Officer Shaw Communications Inc.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended May 31, 2018

June 28, 2018

Advisories

The following Management’s Discussion and Analysis (“MD&A”), dated June 28, 2018, should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended May 31, 2018 and the 2017 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2017 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw”, the “Company”, “we”, “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this MD&A include, but are not limited to statements related to:

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	the Company’s equity investments, joint ventures and partnership arrangements;

•	competitive strengths;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

Shaw Communications Inc.

•	expected number of retail outlets;

•	timing of new product and service launches;

•	the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including next generation wireless and wireline technologies such as 5G and IPTV;

•	expected growth in subscribers and the products/services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	the restructuring charges (related primarily to severance and employee related costs as well as additional costs directly associated with the Company’s Total Business Transformation (“TBT”) initiative) expected to be incurred and the timing of such charges in connection with the TBT initiative;

•	the anticipated annual cost reductions related to the Voluntary Departure Program (“VDP”) (including reductions in operating and capital expenditures) and the timing of realization thereof;

•	the impact that the employee exits will have on Shaw’s business operations;

•	outcome of the TBT initiative, including the timing thereof and the total savings at completion; and

•	expansion and growth of the Company’s business and operations and other goals and plans.

All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic, market and business conditions;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax and exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	short-term incremental costs associated with growth in Wireless handset sales;

•	cost reductions associated with the CRTC finalizing wholesale mobile wireless roaming rates;

•	pricing, usage and churn rates;

•	availability of devices;

•	content and equipment costs;

•	industry structure, conditions and stability;

•	government regulation;

•	the completion of proposed transactions;

•	the TBT initiative being completed in a timely and cost-effective manner and yielding the expected results and benefits, including: (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) realizing the expected cost reductions;

•	the Company being able to complete the employee exits pursuant to the VDP with minimal impact on business operations within the anticipated timeframes and for the budgeted amount;

•	the cost estimates for any outsourcing requirements and new roles in connection with the VDP;

•	the Company can gain access to sufficient retail distribution channels;

Shaw Communications Inc.

•	the Company can access the spectrum resources required to execute on its current and long term strategic initiatives; and

•	the integration of recent acquisitions.

You should not place undue reliance on any forward-looking statements. Many risk factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•	changes in general economic, market and business conditions;

•	changing interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	changes in value of the Company’s equity investments, joint ventures and partnership arrangements;

•	the Company’s failure to execute its strategic plans and complete capital and other projects by the completion date;

•	the Company’s failure to grow subscribers;

•	the failure to realize roaming cost reductions;

•	the Company’s failure to close any transactions;

•	the Company’s failure to have the spectrum resources required to execute on its current and long term strategic initiatives;

•	the Company’s failure to gain sufficient access to retail distribution channels;

•	the Company’s failure to achieve cost efficiencies;

•	the Company’s failure to implement the TBT initiative as planned and realize the anticipated benefits therefrom, including: (i) the failure of the TBT to result in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) the failure to realize the expected cost reductions;

•	the Company’s failure to complete employee exits pursuant to the VDP with minimal impact on operations;

•	technology, privacy, cyber security and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this MD&A under the heading “Risks and Uncertainties” and in the MD&A for the year ended August 31, 2017 under the heading “Known events, Trends, Risks, and Uncertainties”.

The foregoing is not an exhaustive list of all possible risk factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

This MD&A provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Outlook”, the expected annualized savings to be realized from the VDP and the anticipated TBT restructuring costs for fiscal 2018 and beyond. Shaw discloses this information because it believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess Shaw’s expected operational and financial performance and as an indicator of its ability to service debt

Shaw Communications Inc.

and pay dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this MD&A are expressly qualified by this statement.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization and free cash flow.

Shaw Communications Inc.

Introduction

We have taken purposeful strides to evolve Shaw’s value proposition of providing leading and innovative products and services, driving operational momentum and enhancing our customers’ connectivity experience.

Wireless

We have a clear strategy for growing our Wireless business and our continued strong quarterly results are yet another indicator that we are successfully executing on our plan. Our Wireless network is continuously improving and we expect to profitably grow our market share through pricing and packaging options such as our Big Gig data plans. Customers continue to reward us by choosing Freedom Mobile as their wireless provider due to our differentiated value proposition led by data-centric service plans.

We’re excited about our continued expansion of our Wireless retail distribution network, ensuring that more Canadians will have access to the value provided by Freedom Mobile. We’ve recently completed our successful fifteen store operational trial with Loblaws’ ‘The Mobile Shop’ and are working closely with Loblaws’ leadership on our broader launch that will reach nearly 100 stores in Ontario, Alberta and British Columbia. In addition, we’re very pleased to announce that we’ve recently signed a comprehensive distribution agreement with Walmart, which will provide for our Wireless products to be distributed in approximately 140 Walmart locations. These retail growth initiatives, both of which we expect to begin this summer, will substantially improve the accessibility of our Wireless products and help close our historical retail distribution gap. When combined with our existing corporate and dealer store network, Freedom Mobile expects to have approximately 600 retail locations operational in early 2019.

The Company is currently focused on building out its 700 MHz spectrum, which will continue throughout fiscal 2019 and once fully deployed will enable Wireless customers with compatible devices to receive an improved service experience.

While the distribution and network improvements that we have made, and continue to make, provide significant benefits to customers today, we are also making decisions that reflect our long-term view regarding new technology that is on the horizon. The government recently announced consultations to release certain spectrum bands that will support 5G wireless network deployment. This exciting step provides further visibility into the deployment of 5G where our Wireline and Wireless networks are very well positioned. We are pleased that our initial trials have been a success and, through our partnerships with best-in-class industry leaders, we will work to better understand 5G’s strengths and capabilities while continuing to invest in our network to offer Canadians a new era of strong and sustainable competition for the next generation of wireless technologies.

In the two years since we acquired our Wireless business, we have made significant investments and improvements to our network and our service. We are excited by the tremendous growth potential of the Wireless business, and, as shown by our results this quarter, we are committed to delivering a strong and competitive wireless alternative that will benefit all Canadians.

Wireline

We remain focused on driving profitable subscriber growth through disciplined pricing and promotions. Internet revenue continues to grow despite the marginal net revenue generating unit (“RGU”) loss this quarter and our strategy is to compete based on product innovation, service and value. We expect that

Shaw Communications Inc.

the strength of our network, products and people will drive results in our Wireline division and our partnership with Comcast provides an exciting roadmap that encompasses broadband in addition to Video. We are deploying the latest DOCSIS 3.1 modem (XB6) which enables faster internet speeds and our BlueSky platform continues to improve and now integrates YouTube seamlessly with live TV, video-on-demand and recorded content.

Continued investment in our extensive hybrid co-axial broadband network enables us to offer WideOpen Internet 150 across 99% of our Western Canadian cable footprint. We believe Canadians should not have limitations on how much they use the Internet – by offering our flagship WideOpen Internet 150 plan with unlimited data, we are providing customers with peace of mind in knowing they can stream, download and browse without any overage charges for exceeding monthly data limits.

On the shoulders of its SmartSuite of products, Shaw Business continues to grow at a steady pace despite recent years of economic challenges experienced in parts of Western Canada. Highlighted by growth in the small and medium-sized business markets, the Business division continues to consistently increase its customer base, revenue and profitability.

Total Business Transformation

In the second quarter of fiscal 2018, the Company introduced TBT, a multi-year initiative designed to reinvent Shaw’s operating model to better meet the evolving needs and expectations of consumers and businesses by reducing staff, optimizing the use of resources and maintaining and ultimately improving customer service. Three key elements of the transformation are to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and, 3) streamline the organization that builds and services the networks. As part of the TBT initiative, the Company also plans to reduce input costs, consolidate functions, and streamline processes, which is expected to create operational improvements across the business allowing it to evolve into a more efficient organization.

As a first step in the TBT, a VDP was offered to eligible employees. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP packages, 1,200 of which will exit before the end of fiscal 2018.

The anticipated annualized savings, which include reductions in operating expenses and capital expenditures (i.e. labour costs that can be identified or associated with a capital project), related to the VDP, are expected to be approximately $215 million and will be fully realized in fiscal 2020. Shaw expects these cost reductions to be weighted 60% to operating expenses, being approximately $130 million, and 40% to capital expenditures, being approximately $85 million. VDP related cost reductions in fiscal 2018 are expected to be approximately $48 million, of which approximately $40 million will be attributed to operating expenses and approximately $8 million attributed to capital expenditures.

In the third quarter of fiscal 2018, a total of approximately 850 employees exited the Company which translated into operating cost reductions of approximately $16 million and capital cost reductions of approximately $3 million relating to the VDP. The Company is substantially on track to meet the expected cost reductions for fiscal 2018.

In connection with various other TBT activities, Shaw has incurred an additional restructuring charge of $13 million in the third quarter for a total of $430 million in fiscal 2018, primarily related to severance and other employee related costs, as well as additional costs directly associated with the TBT initiative. While the restructuring charge has been recognized in the second and third quarters of fiscal 2018, the actual timing of employee exits will take place over a 24-month period and payments to employees will occur over a 34-month period, starting March 29, 2018 due to the ability of the eligible employees to defer VDP payments until the first day of the next calendar year following their departure. The Company does not anticipate full-year TBT restructuring costs to exceed $450 million. See also “Other Income

Shaw Communications Inc.

and Expense Items”, “Caution Concerning Forward Looking Statements” and “Risks and Uncertainties” for a discussion of the TBT, the VDP and the risks and assumptions associated therewith.

Selected financial and operational highlights

Effective September 1, 2017, and as a result of the restructuring undertaken in fiscal 2017, the Company reorganized and integrated its management structure, previously separated in the Consumer and Business Network Services segments, into a combined Wireline segment, as management and costs were becoming increasingly inseparable between the previously reported segments. There was no change to the Wireless operating segment.

Basis of presentation

On August 1, 2017, the Company sold 100% of its wholly owned subsidiary ViaWest, Inc. (“ViaWest”), previously reported under the Business Infrastructure Services division, to an external party.

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Wireline segment, to an external party. The transaction closed on September 15, 2017.

Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services division and the Shaw Tracking business (an operating segment within the Wireline division) are presented as discontinued operations separate from the Company’s continuing operations. The Business Infrastructure Services division was comprised primarily of ViaWest. The remaining operations of the previously reported Business Infrastructure Services segment and their results are now included within the Wireline segment. This MD&A reflects the results of continuing operations, unless otherwise noted.

Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars except per share amounts)	2018	2017	Change %	2018	2017	Change %
Operations:
Revenue	1,300	1,216	6.9	3,904	3,638	7.3
Operating income before restructuring costs and amortization (1)	547	511	7.0	1,529	1,518	0.7
Operating margin (1)	42.1%	42.0%	0.1pts	39.2%	41.7%	(2.5pts )
Net income (loss) from continuing operations	(91)	164	>(100.0)	(135)	408	>(100.0)
Loss from discontinued operations, net of tax	—	(31)	>100.0	(6)	(38)	84.2
Net income (loss)	(91)	133	>(100.0)	(141)	370	>(100.0)
Per share data:
Basic and diluted earnings (loss) per share
Continuing operations	(0.18)	0.33		(0.28)	0.82
Discontinued operations	—	(0.06)		(0.01)	(0.08)

	(0.18)	0.27		(0.29)	0.74

Weighted average participating shares outstanding during period (millions)	503	492		500	490
Funds flow from continuing operations (2)	459	362	26.8	817	1,148	(28.8)
Free cash flow(1)	191	132	44.7	378	436	(13.3)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber (or revenue generating unit (“RGU”)) highlights

			Change		Change
			Three months ended		Nine months ended
	May 31, 2018	August 31, 2017	May 31, 2018	May 31, 2017	May 31, 2018	May 31, 2017
Wireline- Consumer
Video – Cable	1,619,222	1,671,277	(16,332)	12,921	(52,055)	(7,349)
Video – Satellite	757,802	773,542	9,066	6,531	(15,740)	(13,749)
Internet	1,880,425	1,861,009	(3,754)	20,892	19,416	51,322
Phone	880,007	925,531	(13,264)	(1,827)	(45,524)	(26,697)

Total Consumer	5,137,456	5,231,359	(24,284)	38,517	(93,903)	3,527

Wireline—Business
Video – Cable	49,683	51,039	(251)	47	(1,356)	(7,631)
Video – Satellite	32,884	31,535	531	(1,009)	1,349	(3)
Internet	171,125	170,644	813	(435)	481	(7,158)
Phone	346,717	327,199	8,766	7,253	19,518	18,309

Total Business	600,409	580,417	9,859	5,856	19,992	3,517

Total Wireline	5,737,865	5,811,776	(14,425)	44,373	(73,911)	7,044

Wireless
Postpaid	944,838	764,091	54,189	20,085	180,747	67,974
Prepaid	373,006	383,082	(7,530)	(111)	(10,076)	(5,103)

Total Wireless	1,317,844	1,147,173	46,659	19,974	170,671	62,871

Total Subscribers	7,055,709	6,958,949	32,234	64,347	96,760	69,915

Wireline RGUs declined by 14,425 in the quarter compared to a gain of 44,373 RGUs in the third quarter of 2017. Satellite net gains of 9,597 RGUs in the current quarter were more than offset by Video, Phone and Internet RGU losses. Internet RGU results in the quarter were impacted by the usual seasonal disconnect activity from students as well as the transition of two previous bulk accounts in Consumer (2,900 RGUs) to Business. Continued market dynamics including attractive promotions by our competition and Shaw’s pricing discipline also contributed to lower gross additions in the quarter. The Company continued its moderated promotions strategy, focused on higher value Internet and Video subscribers.

In Wireless, the Company continued to add wireless subscribers, gaining a net combined 46,659 postpaid and prepaid subscribers in the quarter. This represents an increase of more than double the 19,974 net additions achieved in the third quarter of fiscal 2017. The increase in the customer base reflects continued customer demand for premium smartphones combined with our device pricing and packaging options and the ongoing execution of our wireless growth strategy to improve the network and customer experience.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations.” Highlights of the consolidated third quarter financial results are as follows:

Revenue

Revenue for the third quarter of fiscal 2018 of $1.30 billion increased $84 million or 6.9% from $1.22 billion for the third quarter of fiscal 2017, highlighted by the following:

•	The year-over-year improvement in revenue was primarily due to growth in the Wireless division, contributing an incremental $83 million in revenue driven by higher postpaid RGUs (approximately 210,000 since May 31, 2017), an improvement to average revenue per unit (“ARPU”) and a large share of added postpaid subscribers purchasing handsets, resulting in a $50 million increase in equipment revenue up from $32 million in the third quarter of fiscal 2017 to $82 million in the current quarter.

•	The Business division contributed $8 million or 6.0% to the consolidated revenue improvements for the quarter driven primarily by customer growth reflecting the continued strong demand for Shaw’s SmartSuite of products.

•	Consumer division revenue for the period decreased $7 million or 0.8% compared to the third quarter of fiscal 2017, mainly due to lower cable Video revenue driven by RGU losses and due to a change in Video customer mix. Cable Video revenue declines were partially offset by higher Internet revenues driven mostly by the addition of approximately 41,000 Internet RGUs since May 31, 2017 and rate increases introduced in the fourth quarter of fiscal 2017 and the second quarter of fiscal 2018.

Compared to the second quarter of fiscal 2018, consolidated revenue for the quarter decreased 4.1% or $55 million. The decrease in revenue over the prior quarter relates primarily to lower handset sales in the Wireless division due to the spike in equipment sales in the prior quarter associated with the combination of the iPhone launch and the seasonal holiday period.

Revenue for the nine-month period of $3.90 billion increased $266 million or 7.3% from $3.64 billion for the comparable period in fiscal 2017.

•	The year-over-year improvement in revenue was primarily due to the Wireless division contributing revenues of $702 million, an increase of $269 million or 62.1% compared to the comparable nine-month period of fiscal 2017.

•	The Business division contributed $24 million or 6.1% to the consolidated revenue improvements for the nine-month period driven primarily by customer growth.

•	Consumer division revenues decreased $26 million or 0.9% compared to the comparable nine-month period of fiscal 2017 reflecting the change in customer mix and a decline in Video and phone RGUs.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization for the third quarter of fiscal 2018 of $547 million increased by $36 million or 7.0% from $511 million for the third quarter of fiscal 2017, highlighted by the following:

•	The year-over-year improvement in the Wireless division of $20 million including a $13 million credit for a retroactive domestic roaming rate adjustment received in the quarter.

•	The year-over-year improvement in the Wireline division of $16 million driven primarily by lower employee-related costs attributed to the VDP.

Shaw Communications Inc.

Operating margin for the third quarter of 42.1% was up from 42.0% in the third quarter of fiscal 2017 due primarily to a slightly higher Wireline operating margin as a result of VDP cost reductions partially offset by a slightly lower Wireless operating margin as a result of the additional equipment sales in the quarter and the lower resulting upfront margin when loading new subscribers.

Compared to the second quarter of fiscal 2018, operating income before restructuring costs and amortization for the current quarter was up $46 million primarily due to lower corporate costs, employee related costs and a $13 million credit for a retroactive domestic roaming rate adjustment received in the Wireless division in the quarter.

For the nine-month period, operating income before restructuring costs and amortization of $1.53 billion increased $11 million or 0.7% from $1.52 billion for the comparable period.

•	Wireless operating income before restructuring costs and amortization for the nine-month period increased $31 million or 30.7% over the comparable period and was partially offset by a decrease in the Wireline division of $20 million related primarily to the change in Video customer mix, coupled with higher programming costs.

Free cash flow

Free cash flow for the third quarter of fiscal 2018 of $191 million increased $59 million from $132 million in the third quarter of fiscal 2017, mainly due to a $36 million increase in operating income before restructuring costs and amortization and a $23 million decrease in cash taxes.

Net income (loss)

Net loss of $91 million and $141 million for the three and nine months ended May 31, 2018, respectively compared to net income of $133 million and $370 million for the same periods in fiscal 2017. The changes in net income are outlined in the following table.

	May 31, 2018 net income compared to:
	Three months ended		Nine months ended
(millions of Canadian dollars)	February 28, 2018	May 31, 2017	May 31, 2017
Increased operating income before restructuring costs and amortization (1)	46	36	11
Decreased (increased) restructuring costs	404	30	(376)
Decreased (increased) amortization	3	(9)	(59)
Change in net other costs and revenue (2)	(269)	(297)	(164)
Decreased (increased) income taxes	(111)	(15)	45
Increased income from discontinued operations, net of tax	—	31	32

	73	(224)	(511)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Net other costs and revenue include equity income (loss) of an associate or joint venture, business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income.

The decrease in net other costs and revenue substantially reflects a $284 million impairment from the Company’s investment in Corus Entertainment Inc. in the third quarter of fiscal 2018. Restructuring costs in the third quarter of fiscal 2018 of approximately $13 million related to further organizational restructuring under the TBT initiative and the VDP program offered in the second quarter of fiscal 2018. The costs primarily relate to severance and other employee costs as well as other costs directly associated with the TBT initiative. See also “Introduction”, “Other Income and Expense Items”, “Caution Forward Looking Statements”, and “Risk and Uncertainty” in this MD&A for additional discussion of the TBT, the VDP and the risks and assumptions associated therewith.

Shaw Communications Inc.

Outlook

The Company confirms that it remains on track to meet its fiscal 2018 guidance which includes consolidated operating income before restructuring costs and amortization growing to approximately $2.1 billion – an increase of approximately 5% over fiscal 2017; capital investments of approximately $1.38 billion; and free cash flow of approximately $375 million. Shaw’s guidance confirmation includes assumptions related to cost reductions that will be achieved through TBT initiatives (specifically the VDP); roaming cost reductions of approximately $13 million that have been realized in the third quarter of fiscal 2018 associated with the CRTC finalizing wholesale mobile wireless roaming rates; and short-term incremental costs associated with growth in Wireless handset sales.

See “Caution concerning forward-looking statements.”

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	2018	2017
Operating income from continuing operations	285	229	343	767
Add back (deduct):
Restructuring costs	13	43	430	54
Amortization:
Deferred equipment revenue	(7)	(9)	(24)	(29)
Deferred equipment costs	27	30	85	92
Property, plant and equipment, intangibles and other	229	218	695	634

Operating income before restructuring costs and amortization	547	511	1,529	1,518

Shaw Communications Inc.

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Three months ended May 31,				Nine months ended May 31,
	2018	2017	Change %		2018	2017	Change %
Wireline	45.6%	44.1%	1.5pts		43.6%	44.2%	(0.6pts	)
Wireless	26.2%	27.3%	(1.1pts	)	18.8%	23.3%	(4.5pts	)

Combined Wireline and Wireless	42.1%	42.0%	0.1pts		39.2%	41.7%	(2.5pts	)

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items is calculated as revenue less operating, general and administrative expenses from discontinued operations. This measure is used in the determination of free cash flow.

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	2018	2017
Loss from discontinued operations, net of tax	—	(31)	(6)	(38)
Add back (deduct):
Gain (loss) on divestiture, net of tax	—	—	(6)	—
Income taxes	—	(5)	—	(7)
Interest on long-term debt	—	9	—	27
Amortization of property, plant and equipment, intangibles and other	—	34	—	97
Impairment of goodwill/disposal group	—	32	—	32

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	—	39	—	111

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders. Free cash flow is calculated as free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow from continuing operations is comprised of operating income before restructuring costs and amortization, adding dividends from equity accounted associates, changes in receivable related balances with respect to customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow from continuing operations has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow from discontinued operations is comprised of income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items after deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions), interest and cash taxes paid or payable that are included in the income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Revenue
Consumer	923	930	(0.8)	2,784	2,810	(0.9)
Business	141	133	6.0	421	397	6.1

Wireline	1,064	1,063	0.1	3,205	3,207	(0.1)
Service	155	122	27.1	428	355	20.6
Equipment	82	32	>100.0	274	78	>100.0

Wireless	237	154	53.9	702	433	62.1

	1,301	1,217	6.9	3,907	3,640	7.3
Intersegment eliminations	(1)	(1)	—	(3)	(2)	(50.0)

	1,300	1,216	6.9	3,904	3,638	7.3

Operating income before restructuring costs and amortization (1)
Wireline	485	469	3.4	1,397	1,417	(1.4)
Wireless	62	42	47.6	132	101	30.7

	547	511	7.0	1,529	1,518	0.7

Capital expenditures and equipment costs (net):(2)
Wireline	225	232	(3.0)	692	651	6.3
Wireless	68	58	17.2	241	176	36.9

	293	290	1.0	933	827	12.8

Free cash flow before the following	254	221	14.9	596	691	(13.8)
Less:
Interest	(60)	(64)	(6.3)	(183)	(199)	(8.0)
Cash taxes	(29)	(52)	(44.2)	(116)	(133)	(12.8)
Other adjustments:
Dividends from equity accounted associates	23	22	4.6	69	65	6.2
Non-cash share-based compensation	—	1	(100.0)	2	3	(33.3)
Pension adjustment	4	4	—	12	8	50.0
Customer equipment financing	1	2	(50.0)	4	6	(33.3)
Preferred share dividends	(2)	(2)	—	(6)	(6)	—

Free cash flow from continuing operations	191	132	44.7	378	435	(13.1)

Income from discontinued operations before restructuring costs, amortization taxes and other non-operating items	—	39	(100.0)	—	111	(100.0)
Less:
Capital expenditures	—	(32)	(100.0)	—	(82)	(100.0)
Interest	—	(9)	(100.0)	—	(27)	(100.0)
Cash taxes	—	2	(100.0)	—	(1)	(100.0)

Free cash flow from discontinued operations	—	—	—	—	1	(100.0)

Free cash flow	191	132	44.7	378	436	(13.3)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Per Note 4 to the unaudited interim Consolidated Financial Statements.

Net debt leverage ratio

The Company uses this ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Consumer	923	930	(0.8)	2,784	2,810	(0.9)
Business	141	133	6.0	421	397	6.1

Wireline revenue	1,064	1,063	0.1	3,205	3,207	(0.1)
Operating income before restructuring costs and amortization (1)	485	469	3.4	1,397	1,417	(1.4)

Operating margin (1)	45.6%	44.1%	1.5pts	43.6%	44.2%	(0.6pts )

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

In the third quarter of fiscal 2018, Wireline RGUs decreased by 14,425 compared to a 44,373 RGU gain in the third quarter of fiscal 2017. Internet RGU results in the quarter were impacted by the usual seasonal disconnect activity from students as well as the transition of two previous bulk accounts in Consumer (2,900 RGUs) to Business. Continued market dynamics including attractive promotions by our competition and Shaw’s pricing discipline also contributed to lower gross additions in the quarter. The Company continued its moderated promotions strategy, focused on higher value Internet and Video subscribers.

Revenue highlights include:

•	Consumer revenue for the third quarter of fiscal 2018 decreased by $7 million or 0.8% compared to the third quarter of fiscal 2017. Higher revenue generated by annual rate adjustments and incremental Internet RGUs were fully offset by the impact of reductions to cable Video and Phone RGUs, as well as customer downward migration in Video packages relative to a year ago.

•	As compared to the second quarter of fiscal 2018, the current quarter revenue decreased by $3 million or 0.3%.

•	Business revenue of $141 million for the third quarter of fiscal 2018 was up $8 million or 6.0% over the third quarter of fiscal 2017. Growth was led by the continued success of selling the SmartSuite of products, specifically Smart WiFi, Smart Voice and Smart Security.

•	As compared to the second quarter of fiscal 2018, the current quarter revenue increased $1 million or 0.7%.

Operating income before restructuring costs and amortization highlights include:

•	Operating income before restructuring costs and amortization for the third quarter of fiscal 2018 of $485 million was up 3.4% or $16 million from $469 million in the third quarter of fiscal 2017. The increase related primarily to lower operating costs as a result of VDP-related operating cost reductions of approximately $16 million.

•	As compared to the second quarter of fiscal 2018, Wireline operating income before restructuring costs and amortization for the current quarter increased by $20 million driven primarily by cost reductions relating to VDP.

Shaw Communications Inc.

Wireless

	Three months ended May 31,				Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	Change %		2018	2017	Change %
Service	155	122	27.1		428	355	20.6
Equipment and other	82	32	>100.0		274	78	>100.0

Wireless revenue	237	154	53.9		702	433	62.1
Operating income before restructuring costs and amortization (1)	62	42	47.6		132	101	30.7

Operating margin (1)	26.2%	27.3%	(1.1pts	)	18.8%	23.3%	(4.5pts	)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

The Wireless division added 46,659 RGUs in the third quarter of fiscal 2018 as compared to 19,974 RGUs gained in the third quarter of fiscal 2017. The increase in the customer base reflects continued customer demand for data-centric service plans and the ongoing execution of our Wireless growth strategy to improve the network and customer experience.

Revenue highlights include:

•	Revenue of $237 million for the third quarter of fiscal 2018 was up $83 million or 53.9% over the third quarter of fiscal 2017. The increase in revenue was driven primarily by year-over-year growth in both handset and service revenue. Service revenue grew as a result of increased postpaid RGUs, and improved ARPU of $39.84 as compared to $37.05 in the third quarter of fiscal 2017.

•	As compared to the second quarter of fiscal 2018, the current quarter revenue decreased $53 million or 18.3% and ARPU increased by $1.41 or 3.7% (ARPU of $38.43 in the second quarter of fiscal 2018).

Operating income before restructuring costs and amortization highlights include:

•	Operating income before restructuring costs and amortization of $62 million for the third quarter of fiscal 2018 improved by $20 million or 47.6% over the third quarter of fiscal 2017. The improvements were driven primarily by increased subscribers and a credit of approximately $13 million for a retroactive domestic roaming rate adjustment received in the quarter offset partially by higher distribution and handset costs associated with the loading of new customers.

•	As compared to the second quarter of fiscal 2018, operating income before restructuring costs and amortization for the current quarter increased $26 million or 72.2%.

Shaw Communications Inc.

Capital expenditures and equipment costs

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Wireline
New housing development	31	27	14.8	88	74	18.9
Success-based	57	77	(26.0)	220	219	0.5
Upgrades and enhancements	112	102	9.8	309	275	12.4
Replacement	10	6	66.7	23	19	21.1
Building and other	15	20	(25.0)	52	64	(18.8)

Total as per Note 4 to the unaudited interim consolidated financial statements	225	232	(3.0)	692	651	6.3

Wireless
Total as per Note 4 to the unaudited interim consolidated financial statements	68	58	17.2	241	176	36.9

Consolidated total as per Note 4 to the unaudited interim consolidated financial statements	293	290	1.0	933	827	12.8

In the third quarter of fiscal 2018, capital investment was $293 million, a $3 million or 1% increase over the comparable period in fiscal 2017, driven by higher planned capital expenditures of $10 million in the Wireless division, $10 million in Wireline growth and upgrades related to residential and business customers and $1 million in Wireline network infrastructure and broadband capacity expansion partially offset by lower capital expenditures of $20 million in success-based equipment.

Wireline highlights include:

•	Success-based capital for the quarter of $57 million was $20 million lower than in the third quarter of fiscal 2017. The decrease was driven primarily by lower Video and Internet activations in the quarter.

•	Investment in new housing development was $31 million, a $4 million or 15% increase over the comparable period, driven by residential and commercial customer network growth and acquisition.

Wireless highlights include:

•	Capital investment of $68 million in the third quarter was related primarily to continued investment in network infrastructure, specifically the deployment of 700 MHz spectrum and the completion of the refarming of AWS-1 spectrum as well as back office system upgrades.

Discontinued operations

Shaw Tracking

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services segment. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale. Accordingly, the assets and liabilities of the Shaw Tracking business were classified in the consolidated statement of financial position at August 31, 2017 as current assets held for sale or current liabilities held for sale, respectively, as the sale of these assets and liabilities was expected to be completed within one year. In addition, the operating results and operating cash flows of the business are presented as discontinued operations separate from the Company’s continuing operations. The transaction closed on September 15, 2017.

Shaw Communications Inc.

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	2018	2017
Revenue	—	8	1	24

Operating, general and administrative expenses
Employee salaries and benefits	—	2	—	5
Purchases of goods and services	—	5	1	14

	—	7	1	19
Amortization	—	(1)	—	(3)
Impairment of goodwill/disposal group	—	32	—	32

Loss from discontinued operations before tax	—	(30)	—	(24)
Income taxes	—	—	—	2

Loss from discontinued operations, net of tax, before divestiture	—	(30)	—	(26)

Loss on divestiture, net of tax	—	—	(6)	—

Loss from discontinued operations, net of tax	—	(30)	(6)	(26)

ViaWest, Inc.

In the fourth quarter of fiscal 2017, the Company entered into an agreement to sell 100% of its wholly owned subsidiary ViaWest, Inc. (“ViaWest”) for proceeds of approximately USD $1.68 billion. Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services segment relating to ViaWest are presented as discontinued operations separate from the Company’s continuing operations. The remaining operations of the previously reported Business Infrastructure Services segment and their results are now included within the Wireline segment.

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	2018	2017
Revenue	—	94	—	274
Eliminations(1)	—	—	—	(1)

	—	94	—	273

Operating, general and administrative expenses
Employee salaries and benefits	—	23	—	67
Purchases of goods and services	—	33	—	99

	—	56	—	166
Eliminations(1)	—	—	—	(1)

	—	38	—	106
Amortization	—	34	—	98
Interest on long-term debt	—	9	—	27
Amortization of transaction costs	—	1	—	2

Loss from discontinued operations before tax	—	(6)	—	(21)
Income taxes	—	(5)	—	(9)

Loss from discontinued operations, net of tax	—	(1)	—	(12)

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they continue to be incurred subsequent to the disposition.

Shaw Communications Inc.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income (loss) from continuing operations attributable to equity shareholders	Net income (loss) attributable to equity shareholders	Net income (loss) (2)	Basic and Diluted earnings (loss) per share from continuing operations	Basic and Diluted earnings (loss) per share
(millions of Canadian dollars except per share amounts)
2018
Third	1,300	547	(91)	(91)	(91)	(0.18)	(0.18)
Second	1,355	501	(164)	(164)	(164)	(0.33)	(0.33)
First	1,249	481	120	114	114	0.23	0.22
2017
Fourth	1,244	479	149	481	481	0.30	0.97
Third	1,216	511	164	133	133	0.33	0.27
Second	1,206	503	150	147	147	0.30	0.30
First	1,216	504	93	89	89	0.19	0.18
2016
Fourth	1,212	514	145	154	154	0.29	0.31

(1)	See definition and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Net income attributable to both equity shareholders and non-controlling interests

In the third quarter of fiscal 2018, net income increased $73 million compared to the second quarter of fiscal 2018 mainly due a decrease in current quarter restructuring costs of $404 million and an increase in operating income before restructuring costs and amortization. The increase was partially offset by an impairment charge of $284 million related to the Company’s investment in Corus Entertainment Inc. and higher income taxes.

In the second quarter of fiscal 2018, net income decreased $278 million compared to the first quarter of fiscal 2018 mainly due to $417 million of restructuring costs recorded during the quarter related to the Company’s TBT initiative and composed primarily of the costs associated with the VDP. See “Other income and expense items” for further details on non-operating items.

In the first quarter of fiscal 2018, net income decreased $367 million compared to the fourth quarter of fiscal 2017 mainly due to the $330 million gain on divestiture, net of tax, of ViaWest, as well as an $11 million non-operating provision recovery in the prior quarter.

In the fourth quarter of fiscal 2017, net income increased $348 million compared to the third quarter of fiscal 2017 mainly due to the gain on divestiture, net of tax, of ViaWest, and lower current quarter restructuring costs. The increase was partially offset by a decrease in operating income before restructuring costs and amortization, higher amortization, lower equity income from our investment in Corus and higher income taxes. Net other costs and revenue changed primarily due to a $14 million decrease in income from an equity accounted associate and an $11 million provision reversal related to the wind down of shomi in the quarter.

In the third quarter of fiscal 2017, net income decreased $14 million compared to the second quarter of fiscal 2017 mainly due to current quarter restructuring costs and losses on discontinued operations, net of tax, as well as increased amortization. The decrease was partially offset by an increase in operating income before restructuring costs and amortization and lower income taxes. Net other costs and revenue changed primarily due to a $16 million increase in income from an equity accounted associate and a $15 million provision reversal related to the wind down of shomi in the quarter.

In the second quarter of fiscal 2017, net income increased $58 million compared to the first quarter of fiscal 2017 mainly due to a non-recurring provision related to the wind down of shomi operations

Shaw Communications Inc.

recorded in the first quarter, partially offset by an increase in amortization and income taxes. Also contributing to the increased net income were lower restructuring costs, partially offset by lower equity income from our investment in Corus.    Net other costs and revenue changed primarily due to a provision of $107 million recorded in the prior quarter relating to shomi operations partially offset by a $17 million decrease in income from an equity accounted associate in the quarter.

In the first quarter of fiscal 2017, net income decreased $65 million compared to the fourth quarter of fiscal 2016 mainly due to a non-recurring provision related to the wind down of shomi operations included in net other costs and revenue for the current quarter. Also contributing to the decreased net income was lower operating income before restructuring costs and amortization, higher restructuring charges and lower income from discontinued operations, partially offset by lower income taxes. Net other costs and revenue changed primarily due to a $107 million impairment of the Company’s joint venture investment in shomi and a $27 million increase in income from an equity accounted associate in the quarter.

In the fourth quarter of fiscal 2016 net income decreased $550 million compared to the third quarter of fiscal 2016 mainly due to lower income from discontinued operations, net of tax, relating primarily to the gain on the divestiture of the former Media division recorded in the third quarter, decreased operating income before restructuring costs and amortization, and higher income taxes. Partly offsetting the decrease in net income were decreases in net other costs and revenue and restructuring costs. Net other costs and revenue changed primarily due to non-recurring charges recorded in the third quarter, including a $54 million impairment of the Company’s joint venture investment in shomi, a $20 million write-down of a private portfolio investment, $12 million in acquisition related costs and a $10 million loss from an equity accounted associate.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. For the three-month period ended May 31, 2018, the category included an additional $13 million in restructuring charges related to the Company’s TBT initiative for a total of $430 million in the nine-month period ended May 31, 2018. As a first step in the TBT, the VDP was offered to eligible employees in the second quarter of fiscal 2018. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package, representing approximately 25% of all employees. The costs related to this program make up the majority of the restructuring costs recorded in the year to date; however, in the third quarter of fiscal 2018, further organizational changes in the execution of TBT resulted in additional restructuring costs. See “Introduction” for further details on the TBT and the VDP.

Amortization

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Amortization revenue (expense)
Deferred equipment revenue	7	9	(22.2)	24	29	(17.2)
Deferred equipment costs	(27)	(30)	(10.0)	(85)	(92)	(7.6)
Property, plant and equipment, intangibles and other	(229)	(218)	5.1	(695)	(634)	9.6

Amortization of property, plant and equipment, intangibles and other increased 5.1% and 9.6% for the three and nine months ended May 31, 2018 over the comparable periods due to amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Shaw Communications Inc.

Amortization of financing costs and interest expense

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Amortization of financing costs – long-term debt	—	1	(100.0)	2	2	—
Interest expense	60	66	(9.1)	184	201	(8.5)

Interest expense for the three and nine-month periods ended May 31, 2018 was lower than the comparable periods due to lower average outstanding debt balances in the current year. (See note 9 of the unaudited interim consolidated financial statements for further detail.)

Equity income (loss) of an associate or joint venture

For the three and nine-month periods ended May 31, 2018 the Company recorded equity losses of $259 million and $213 million, respectively, related to its interest in Corus, compared to equity income of $26 million and $62 million for the comparable periods. The decrease substantially reflects a $284 million impairment from the Company’s investment in Corus Entertainment Inc. recorded in the third quarter of fiscal 2018.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. For the prior year nine-month period ended May 31, 2017, the category included a $92 million provision in respect of the Company’s investment in shomi, which discontinued operations in fiscal 2017.

Income taxes

Income taxes are higher in the quarter compared to the third quarter of fiscal 2017 mainly due to the increase in net income and the change in applicable tax rates that occurred during the third quarter of fiscal 2017.

Financial position

Total assets were $14.1 billion at May 31, 2018 compared to $14.4 billion at August 31, 2017. The following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2017.

Current assets decreased $200 million due to decreases in cash of $213 million, accounts receivable of $40 million, and assets held for sale of $61 million partially offset by increases in other current assets of $101 million and inventories of $13 million. Cash decreased as the cash outlay for investing activities and financing activities exceeded the funds provided by operations. Accounts receivable decreased primarily due to the receipt of a commodity tax refund relating to the purchase of spectrum licenses made by Freedom Mobile in fiscal 2017. Assets held for sale as at August 31, 2017 included the assets of the Shaw Tracking business, which was sold on September 15, 2017.

Other current assets increased over the period mainly due to a significant increase in Wireless subscribers participating in both the Company’s MyTab plan, a discretionary wireless handset discount

Shaw Communications Inc.

plan and MyTab Boost, a plan that allows our customers to pay less for their handset upfront if they pay a predetermined incremental charge on a monthly basis. The significant growth in handset sales was primarily related to the introduction of the iPhone to the Company’s handset lineup in the second quarter of fiscal 2018 and is also contributing to the increased inventory balance.

Investments and other assets decreased by $270 million primarily due to an impairment charge of $284 million partially offset by equity income and other comprehensive income of associates both related to the Company’s investment in Corus. The Company assessed its investment in Corus for indicators of impairment, which included a significant and sustained decrease in the share price as well as the recording by Corus of an impairment charge against their goodwill and broadcast license intangibles, and found that there was evidence that impairment had occurred. The Company compared the recoverable amount to the carrying value and determined that an impairment charge of $284 million was required. The recoverable amount was determined based on the value in use of the investment.

Property, plant and equipment increased $173 million due to capital investments in excess of amortization.

Current liabilities increased $24 million during the period primarily due to an increase in provisions of $181 million, partially offset by decreases in accounts payable and accrued liabilities of $85 million, income taxes payable of $39 million, and liabilities held for sale of $39 million. The increase in current provisions was mainly due to the restructuring costs related to TBT. In connection with the VDP, the Company recorded $430 million in restructuring charges primarily related to severance and other related costs, of which $110 million has been paid, $184 million is included in current provisions and $140 million is included in long-term provisions. Income taxes payable decreased due to normal course tax installment payments (net of refunds), offset by the current period provision. Accounts payable and accruals decreased due to the timing of payment and fluctuations in various payables including capital expenditures and network fees. Liabilities held for sale as at August 31, 2017 included the liabilities of the Shaw Tracking business, which was sold on September 15, 2017.

Long-term debt increased $12 million due to an increase in the Burrard Landing Lot 2 Holdings Partnership mortgage. The additional loan matures on November 1, 2024 and bears interest at 4.14% compounded semi-annually.

Other long-term liabilities decreased $83 million during the quarter primarily due to a remeasurement of the Company’s defined benefit plan related to the effect of experience adjustments due to changes in demographic assumptions. The cost and related accrued benefit obligation of the Company’s non-registered pension plans are determined using actuarial valuations. The actuarial valuations involve estimates and actuarial assumptions including discount rates and rate of compensation increase (financial assumptions) as well as mortality rates and retirement rates (demographic assumptions). Due to the long-term nature of the non-registered pension plans, such estimates are subject to significant uncertainty. Remeasurements related to the effect of experience adjustments arise when the non-registered pension plans’ experience differs from the experience expected using the actuarial assumptions, such as mortality and retirement rates.

Shareholders’ equity decreased $325 million mainly due to a decrease in retained earnings of $594 million partially offset by an increase in share capital of $194 million and accumulated other comprehensive income of $77 million. Share capital increased due to the issuance of 7,336,928 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). Retained earnings decreased due to dividends of $454 million and a current year loss of $141 million. Accumulated other comprehensive loss decreased due to the re-measurement recorded on employee benefit plans and a change in unrealized fair value of derivatives.

Shaw Communications Inc.

As at June 15, 2018, there were 481,817,814 Class B Non-Voting Shares, 10,012,393 Series A Shares, 1,987,607 Series B Shares and 22,420,064 Class A Shares issued and outstanding. As at June 15, 2018, 9,783,005 Class B Non-Voting Shares were issuable on exercise of outstanding options. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Liquidity and capital resources

In the nine-month period ended May 31, 2018, the Company generated $378 million of free cash flow. Shaw used its free cash flow along with proceeds on issuance of Class B Non-Voting Shares of $31 million, proceeds from the sale of the Shaw Tracking business of $18 million, and cash on hand to pay common share dividends of $286 million, and fund the net working capital change of $233 million.

As at May 31, 2018, the Company had $294 million of cash on hand and its $1.5 billion fully undrawn bank credit facility. The facility can be used for working capital and general corporate purposes.

As at May 31, 2018, the net debt leverage ratio for the Company is 2.0x, which is up slightly from 1.9x as at August 31, 2017. Having regard to prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5x would be optimal leverage for the Company in the current environment. Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Participating Shares in the event that pricing levels were to drop precipitously.

The Company calculates net debt leverage ratio as follows1:

(millions of Canadian dollars)	May 31, 2018	August 31, 2017
Current portion of Long-Term Debt	1	2
Long-Term Debt	4,310	4,298
50% of Outstanding Preferred Shares	147	147
Cash	(294)	(507)

(A) Net Debt[2]	4,164	3,940

Operating income before restructuring costs and amortization	2,008	1,997
Corus Dividends	92	88

(B) Adjusted operating income before restructuring costs and amortization[2]	2,100	2,085

(A/B) Net debt leverage ratio	2.0x	1.9x

(1)	The following contains a description of the Company’s use of non-IFRS financial measures, provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.
(2)	These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies and have not been presented as an alternative to liquidity prescribed by IFRS.

The Company issued Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $53 million and $159 million, during the three and nine month periods ending May 31, 2018, respectively.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

Shaw Communications Inc.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow (1) Ratio	< 5.00:1
Operating Cash Flow (1) to Fixed Charges (2) Ratio	> 2.00:1

(1)	Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.
(2)	Fixed Charges are defined as the aggregate interest expense for the most recently completed fiscal quarter multiplied by four.

As at May 31, 2018, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations, working capital requirements, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Subsequent to quarter-end, on June 19, 2018, the Company established an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at June 28, 2018, the proceeds of the sales were committed up to a maximum of $100 million (with $40 million currently drawn under the program). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables will remain recognized on the Company’s Consolidated Statement of Financial Position and the funding received will be recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of our other assets.

Cash Flow from Operations

Operating Activities

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	Change %	2018	2017	Change %
Funds flow from continuing operations	459	362	26.8	817	1,148	(28.8)
Net change in non-cash balances related to operations	(112)	41	(>100.0)	100	(72)	>100.0
Operating activities of discontinued operations	—	35	(100.0)	(2)	69	(>100.0)

	347	438	(20.8)	915	1,145	(20.1)

For the three months ended May 31, 2018, funds flow from operating activities increased over the comparable period in fiscal 2017 primarily due to higher funds flow from continuing operations, which was partially offset by an increase in net change in non-cash balances related to operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable and other current asset balances, and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	Decrease	2018	2017	Decrease
Cash flow used in investing activities	(236)	(395)	159	(876)	(1,040)	164

Shaw Communications Inc.

For the three months ended May 31, 2018, the cash used in investing activities decreased over the comparable period in fiscal 2018 due primarily to lower investing activities of discontinued operations, as well as higher cash dividends received from an equity-accounted associate as compared to the prior year. This was slightly offset by higher cash outlays for inventory, capital and intangible expenditures during the three months ended May 31, 2018.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	2018	2017
Bank loans – net borrowings	—	—	10	—
Bank facility arrangement costs	—	(1)	—	(4)
Repay 5.70% Senior unsecured notes	—	(400)	—	(400)
Senior notes issuance costs	—	—	—	(1)
Freedom Mobile finance lease obligations	(1)	—	(1)	(1)
Issuance of 3.80% Senior unsecured notes	—	—	—	300
Dividends	(98)	(98)	(292)	(292)
Issuance of Class B Non-Voting Shares	4	7	31	37
Financing activities of discontinued operations	—	4	—	26

	(95)	(488)	(252)	(335)

Capital Resources

There has been no material change in the Company’s capital resources, including commitments for capital expenditures, between August 31, 2017 and May 31, 2018.

Accounting standards

The MD&A included in the Company’s August 31, 2017 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s Management Discussion and Analysis for the year ended August 31, 2017. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine

Shaw Communications Inc.

the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The application of IFRS 15 will impact the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers. IFRS 15 requires the estimation of total consideration to be received over the contract term at contract inception, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over time. The Company currently expenses such costs as incurred.

The Company’s financial position will also be impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers. While similar differences are recognized currently, IFRS 15 introduces additional requirements and disclosures specific to contracts with customers.

Shaw continues to evaluate the impacts of IFRS 15 and preparations are underway for the adoption of the new standard. Initial planning and scoping efforts were conducted during fiscal 2017, with ongoing development of the required accounting policies, significant judgments and estimates, processes, information systems and internal controls expected to continue throughout the Company’s 2018 fiscal year. In connection with these development efforts, the Company has undertaken a significant historical data gathering initiative to identify and account for multi-year contracts with customers at the date of adoption. We are implementing a new system to enable us to comply with the requirements of IFRS 15 on a contract-by-contract basis, including appropriately allocating revenue between different performance obligations for certain revenue streams. System configuration and data validation have commenced, which we expect will continue throughout the course of fiscal 2018. At this stage in the Company’s IFRS 15 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard. We will disclose the estimated financial impacts of IFRS 15 in our 2018 annual report.

The new standard is effective for annual periods beginning on or after January 1, 2018, which for the Company will be the annual period commencing September 1, 2018 and must be applied either retrospectively or on a modified retrospective basis for all contracts that are not complete as at that date. We intend to make a policy choice to restate each prior period presented and recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity at the beginning of the earliest period presented, subject to certain practical expedients we anticipate we will adopt.

•	IFRS 16 Leases requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard. We have a team engaged to ensuring our compliance with IFRS 16. Our current estimate of the time and effort

Shaw Communications Inc.

necessary to develop and implement the accounting policies, estimates and processes (including incremental requirements of our information technology systems) we will need to have in place to comply with the new standard will continue through the course of fiscal 2018.

The standard may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, which for the Company will be the annual period commencing September 1, 2019, with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has been adopted. The Company will evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

Change in accounting policy

In September 2017, the IFRS Interpretations Committee (“the Committee”) published a summary of its agenda decision regarding accounting for interest and penalties related to income taxes, which is not specifically addressed by IFRS Standards. Although the Committee decided not to add this issue to its standard-setting agenda, the Committee noted if an entity considers a particular amount payable or receivable for interest and penalties to be an income tax, then the entity applies IAS 12 Income Taxes to that amount. If an entity does not apply IAS 12 to a particular amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets. As such, the Company retrospectively changed its accounting policy for the accounting of interest and penalties related to income taxes to be in line with the Committee decision. The change of accounting policy did not have a significant impact on the previously reported consolidated financial statements.

Related party transactions

The Company’s transactions with related parties are discussed in its Management’s Discussion and Analysis for the year ended August 31, 2017 under “Related Party Transactions” and under Note 27 of the Consolidated Financial Statements of the Company for the year ended August 31, 2017. There has been no material change in the Company’s transactions with related parties between August 31, 2017 and May 31, 2018.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2017 and May 31, 2018. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2017 and the section entitled “Risk Management” under Note 28 of the Consolidated Financial Statements of the Company for the year ended August 31, 2017.

Risks and uncertainties

In the second quarter, the Company introduced TBT, a multi-year initiative designed to reinvent Shaw’s operating model to better meet the changing tastes and expectations of consumers and businesses by reducing staff, optimizing the use of resources, and maintaining and ultimately improving customer service. Three key elements of TBT are to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and, 3) streamline the organization that builds and services our network. As part of the TBT initiative, the Company also plans to reduce input costs, consolidate functions, and

Shaw Communications Inc.

streamline processes, which is expected to create operational improvements across the business allowing it to evolve into a more efficient organization.

There is an overall risk that the TBT initiative may not be completed in a timely and cost-effective manner to yield the expected results and benefits or result in a leaner, more integrated and agile company with improved efficiencies and execution to better meet its consumers’ needs and expectations (including the products and services offered to its customers). Specifically, there is a risk that the Company may not be able to: (i) establish and continue to upgrade a digital platform that will effectively engage customers digitally; (ii) successfully adopt a digital platform that will yield the expected results and benefits, including maintaining the quality of customer service, protecting the security of customer information, and coordinating the delivery of product and service offerings; (iii) deploy programs that will result in customers using the self-serve functions and electing to self-install the Company’s products and services; and (iv) consolidate and streamline the functions and processes of the divisions responsible for building and servicing its networks. The realization of any of these risks may have a material adverse effect on Shaw, its operations and/or financial results.

As a first step in the TBT, the VDP was offered to eligible employees. The outcome of the program had approximately 3,300 Shaw employees accepting the VDP package representing approximately 25% of all employees. As part of the program design, the majority of customer-facing employees (i.e., Customer Care, Retail, Sales) were not eligible to participate in the VDP. A large portion of employees who elected to participate in the VDP are in functions that will be addressed through the aforementioned key elements of the TBT and Shaw has control over the timing of employee departures across the Company through an actively managed, orderly transition over the next 18 months. In select functions, the Company determined that some employees will transition over a 24-month period, an extension from the 18-month period initially expected. Approximately 1,200 employees will be exiting before the end of fiscal 2018. For a detailed discussion of the restructuring charge, anticipated annual cost reduction, and VDP related cost reductions in fiscal 2018, see “Introduction.”

With approximately 3,300 employees accepting the VDP package, there is a risk that the Company may not be able to: (i) complete the employee exits with minimal impact on business operations within the anticipated timeframes and for the budgeted amounts, (ii) replace or outsource the functions performed by certain key employees that have accepted the VDP package in a manner that aligns with customer expectations which may have a material adverse effect on the Company’s business operations, (iii) continue to operate the business in the normal course, and maintain or improve customer services, (iv) maintain employee morale as a result of the organizational changes, staff and cost reductions; (v) ensure that the staff reductions will reduce costs, and achieve the financial goals, cost competitiveness and profitability required to be attractive to investors. In addition, there can be no assurance that restructuring costs of the VDP will be limited to the budgeted amounts or that the expected annualized cost reductions from the VDP (including reductions in operating and capital expenditures), and the VDP related cost reductions in fiscal 2018 will be realized within the expected time frames or at all. The realization of any of these risks may have a material adverse effect on Shaw, its operations and/or financial results.

Other significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the fiscal year ended August 31, 2017 under “Known Events, Trends, Risks and Uncertainties.”

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	May 31, 2018	August 31, 2017
ASSETS
Current
Cash	294	507
Accounts receivable	246	286
Inventories	122	109
Other current assets [note 5]	256	155
Assets held for sale [note 3]	—	61

	918	1,118
Investments and other assets [notes 14 and 15]	667	937
Property, plant and equipment	4,517	4,344
Other long-term assets [note 14]	297	255
Deferred income tax assets	4	4
Intangibles	7,450	7,435
Goodwill	280	280

	14,133	14,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	828	913
Provisions [note 6]	257	76
Income taxes payable	112	151
Unearned revenue	218	211
Current portion of long-term debt [notes 9 and 14]	1	2
Liabilities held for sale [note 3]	—	39

	1,416	1,392
Long-term debt [notes 9 and 14]	4,310	4,298
Other long-term liabilities [notes 7 and 16]	31	114
Provisions [note 6]	211	67
Deferred credits	466	490
Deferred income tax liabilities	1,870	1,858

	8,304	8,219
Shareholders’ equity [notes 10 and 12]
Common and preferred shareholders	5,828	6,153
Non-controlling interests in subsidiaries	1	1

	5,829	6,154

	14,133	14,373

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	2018	2017
Revenue [note 4]	1,300	1,216	3,904	3,638
Operating, general and administrative expenses [note 8]	(753)	(705)	(2,375)	(2,120)
Restructuring costs [notes 6 and 8]	(13)	(43)	(430)	(54)
Amortization:
Deferred equipment revenue	7	9	24	29
Deferred equipment costs	(27)	(30)	(85)	(92)
Property, plant and equipment, intangibles and other	(229)	(218)	(695)	(634)

Operating income from continuing operations	285	229	343	767
Amortization of financing costs – long-term debt	—	(1)	(2)	(2)
Interest expense	(60)	(66)	(184)	(201)
Equity income of an associate or joint venture [note 15]	(259)	26	(213)	62
Other gains (losses)	1	19	3	(91)

Income (loss) from continuing operations before income taxes	(33)	207	(53)	535
Current income tax expense [note 4]	18	41	96	109
Deferred income tax expense (recovery)	40	2	(14)	18

Net income (loss) from continuing operations	(91)	164	(135)	408
Loss from discontinued operations, net of tax [note 3]	—	(31)	(6)	(38)

Net income (loss)	(91)	133	(141)	370

Net income (loss) from continuing operations attributable to:
Equity shareholders	(91)	164	(135)	408

Loss from discontinued operations attributable to:
Equity shareholders	—	(31)	(6)	(38)

	—	(31)	(6)	(38)

Basic earnings (loss) per share [note 11]
Continuing operations	(0.18)	0.33	(0.28)	0.82
Discontinued operations	—	(0.06)	(0.01)	(0.08)

	(0.18)	0.27	(0.29)	0.74

Diluted earnings (loss) per share [note 11]
Continuing operations	(0.18)	0.33	(0.28)	0.82
Discontinued operations	—	(0.06)	(0.01)	(0.08)

	(0.18)	0.27	(0.29)	0.74

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	2018	2017
Net income (loss)	(91)	133	(141)	370
Other comprehensive income (loss) [note 12]
Items that may subsequently be reclassified to income:
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	1	4	2
Adjustment for hedged items recognized in the period	1	(1)	3	(2)
Share of other comprehensive income (loss) of associates	2	(3)	7	7
Discontinued operations:
Exchange differences on translation of a foreign operation	—	14	—	28
Exchange differences on translation of US denominated debt hedging a foreign operation	—	(6)	—	(12)

	4	5	14	23
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	—	(17)	63	—

	4	(12)	77	23

Comprehensive income (loss)	(87)	121	(64)	393

Comprehensive income (loss) attributable to:
Equity shareholders	(87)	121	(64)	393

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Nine months ended May 31, 2018

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2017	4,090	30	2,164	(131)	6,153	1	6,154
Net loss	—	—	(141)	—	(141)	—	(141)
Other comprehensive income	—	—	—	77	77	—	77

Comprehensive income (loss)	—	—	(141)	77	(64)	—	(64)
Dividends	—	—	(294)	—	(294)	—	(294)
Dividend reinvestment plan	159	—	(159)	—	—	—	—
Shares issued under stock option plan	35	(4)	—	—	31	—	31
Share-based compensation	—	2	—	—	2	—	2

Balance as at May 31, 2018	4,284	28	1,570	(54)	5,828	1	5,829

Nine months ended May 31, 2017

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2016	3,799	42	1,908	(52)	5,697	1	5,698
Net income	—	—	370	—	370	—	370
Other comprehensive income	—	—	—	23	23	—	23

Comprehensive income	—	—	370	23	393	—	393
Dividends	—	—	(296)	—	(296)	—	(296)
Dividend reinvestment plan	149	—	(149)	—	—	—	—
Shares issued under stock option plan	45	(7)	—	—	38	—	38
Share-based compensation	—	3	—	—	3	—	3

Balance as at May 31, 2017	3,993	38	1,833	(29)	5,835	1	5,836

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2018	2017	2018	2017
OPERATING ACTIVITIES
Funds flow from continuing operations [note 13]	459	362	817	1,148
Net change in non-cash balances related to continuing operations	(112)	41	100	(72)
Operating activities of discontinued operations	—	35	(2)	69

	347	438	915	1,145

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 4]	(231)	(251)	(833)	(736)
Additions to equipment costs (net) [note 4]	(11)	(21)	(37)	(58)
Additions to other intangibles [note 4]	(29)	(27)	(84)	(72)
Net additions to inventories	11	(14)	(14)	(30)
Proceeds on sale of discontinued operations [note 3]	—	—	18	—
Net additions to investments and other assets	23	(31)	65	(50)
Proceeds on disposal of property, plant and equipment	1	—	9	—
Investing activities of discontinued operations	—	(51)	—	(94)

	(236)	(395)	(876)	(1,040)

FINANCING ACTIVITIES
Increase in long-term debt	—	—	10	300
Debt repayments [note 9]	(1)	(400)	(1)	(402)
Bank facility arrangement costs	—	(1)	—	(4)
Issue of Class B Non-Voting Shares [note 10]	4	7	31	37
Dividends paid on Class A Shares and Class B Non-Voting Shares	(96)	(96)	(286)	(286)
Dividends paid on Preferred Shares	(2)	(2)	(6)	(6)
Financing activities of discontinued operations	—	4	—	26

	(95)	(488)	(252)	(335)

Increase (decrease) in cash	16	(445)	(213)	(230)
Cash, beginning of the period	278	620	507	405

Cash of continuing operations, end of the period	294	175	294	175

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange and New York Stock Exchange.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and nine months ended May 31, 2018 were approved by the Audit Committee and authorized for issue on June 27, 2018.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2017 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2017.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The application of IFRS 15 will impact the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers. IFRS 15 requires the estimation of total consideration to be received over the contract term at contract inception, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over time. The Company currently expenses such costs as incurred.

The Company’s financial position will also be impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers. While similar differences are recognized currently, IFRS 15 introduces additional requirements and disclosures specific to contracts with customers.

Shaw continues to evaluate the impacts of IFRS 15 and preparations are underway for the adoption of the new standard. Initial planning and scoping efforts were conducted during fiscal 2017, with ongoing development of the required accounting policies, significant judgments and estimates, processes, information systems and internal controls expected to continue throughout the Company’s 2018 fiscal year. In connection with these development efforts, the Company has undertaken a significant historical data gathering initiative to identify and account for multi-year contracts with customers at the date of adoption. We are implementing a new system to enable us to comply with the requirements of IFRS 15 on a contract-by-contract basis, including appropriately allocating revenue between different performance obligations for certain revenue streams. System configuration and data validation have commenced, which we expect will continue throughout the course of fiscal 2018. At this stage in the Company’s IFRS 15 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard. We will disclose the estimated financial impacts of IFRS 15 in our 2018 annual report.

The new standard is effective for annual periods beginning on or after January 1, 2018, which for the Company will be the annual period commencing September 1, 2018 and must be applied either retrospectively or on a modified retrospective basis for all contracts that are not complete as at that date. We intend to make a policy choice to restate each period presented and recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity at the beginning of the earliest period presented, subject to certain practical expedients we anticipate we will adopt.

•	IFRS 16 Leases requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard. We have a team engaged to ensuring our compliance with IFRS 16. Our current estimate of the time and effort necessary to develop and implement the accounting policies, estimates and processes (including incremental requirements of our

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

information technology systems) we will need to have in place to comply with the new standard will continue through the course of fiscal 2018.

The standard may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, which for the Company will be the annual period commencing September 1, 2019, with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has been adopted. The Company will evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the condensed interim consolidated financial statements and the notes to the condensed interim consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to Note 3 Discontinued Operations for further information regarding the Company’s discontinued operations.

Change in accounting policy

In September 2017, the IFRS Interpretations Committee (“the Committee”) published a summary of its agenda decision regarding accounting for interest and penalties related to income taxes, which is not specifically addressed by IFRS Standards. Although the Committee decided not to add this issue to its standard-setting agenda, the Committee noted if an entity considers a particular amount payable or receivable for interest and penalties to be an income tax, then the entity applies IAS 12 Income Taxes to that amount. If an entity does not apply IAS 12 to a particular amount payable or receivable for interest and penalties, it applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets. As such, the Company retrospectively changed its accounting policy for the accounting of interest and penalties related to income taxes to be in line with the Committee decision. The change of accounting policy did not have a significant impact on the previously reported consolidated financial statements.

3. DISCONTINUED OPERATIONS

Shaw Tracking

In the third quarter of fiscal 2017, the Company entered into an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Wireline segment, for proceeds of approximately USD $20, net of working capital adjustments. Accordingly, the operating results and operating cash flows of the Tracking business are presented as discontinued operations separate from the Company’s continuing operations.

The transaction closed on September 15, 2017 and the Company recognized a loss on the divestiture within income from discontinued operations as follows:

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

May 31, 2018
Proceeds on disposal, net of transaction costs of $nil	18
Net assets disposed	(22)

(4)
Income taxes	2

Loss on divestiture, net of tax	(6)

The assets and liabilities disposed of were as follows:

$
Accounts receivable	6
Inventories	5
Other current assets	1
Other long-term assets	25
Goodwill	24

61

Accounts payable and accrued liabilities	8
Deferred credits	33
Deferred income tax liabilities	(2)

22

A reconciliation of the major classes of line items related to Shaw Tracking constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended May 31,		Nine months ended May 31,
	2018	2017	2018	2017
Revenue	—	8	1	24

Operating, general and administrative expenses
Employee salaries and benefits	—	2	—	5
Purchases of goods and services	—	5	1	14

	—	7	1	19
Amortization	—	(1)	—	(3)
Impairment of goodwill/disposal group	—	32	—	32

Loss from discontinued operations before tax	—	(30)	—	(24)
Income taxes	—	—	—	2

Loss from discontinued operations, net of tax, before divestiture	—	(30)	—	(26)
Loss on divestiture, net of tax	—	—	(6)	—

Loss from discontinued operations, net of tax	—	(30)	(6)	(26)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

ViaWest

In the fourth quarter of fiscal 2017, the Company entered into an agreement to sell 100% of its wholly owned subsidiary ViaWest, Inc. (“ViaWest”) for proceeds of approximately USD $1.68 billion. Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services segment are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has been reclassified to present the Business Infrastructure Services division of the Company as a discontinued operation.

A reconciliation of the major classes of line items related to ViaWest constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended May 31,		Nine months ended May 31,
	2018	2017	2018	2017
Revenue	—	94	—	274
Eliminations(1)	—	—	—	(1)

	—	94	—	273

Operating, general and administrative expenses
Employee salaries and benefits	—	23	—	67
Purchases of goods and services	—	33	—	99

	—	56	—	166
Eliminations(1)	—	—	—	(1)

	—	38	—	106
Amortization	—	34	—	98
Interest on long-term debt	—	9	—	27
Amortization of transaction costs	—	1	—	2

Loss from discontinued operations before tax	—	(6)	—	(21)
Income taxes	—	(5)	—	(9)

Loss from discontinued operations, net of tax	—	(1)	—	(12)

(2)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they continue to be incurred subsequent to the disposition.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

4. BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, President and CFO and they review the operating performance of the Company by segments which comprise of Wireline and Wireless. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. As a result of the restructuring undertaken in 2017, the Company reorganized and integrated its management structure, previously separated in the Consumer and Business Network Services segments, into a combined Wireline segment, as costs were becoming increasingly inseparable between these segments. There was no change to the Wireless operating segment.

The Wireline segment provides Cable telecommunications services including Video, Internet, Wi-Fi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta.

The previously reported Business Infrastructure Services segment was comprised primarily of the ViaWest operations and as a result, the majority of this segment is now reported in discontinued operations. The remaining operations and their results are now included within the Wireline segment.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended May 31,		Nine months ended May 31,
	2018	2017	2018	2017
Revenue
Wireline	1,064	1,063	3,205	3,207
Wireless
Service	155	122	428	355
Equipment and other	82	32	274	78

	237	154	702	433

	1,301	1,217	3,907	3,640
Intersegment eliminations	(1)	(1)	(3)	(2)

	1,300	1,216	3,904	3,638

Operating income before restructuring costs and Amortization
Wireline	485	469	1,397	1,417
Wireless	62	42	132	101

	547	511	1,529	1,518
Restructuring costs	(13)	(43)	(430)	(54)
Amortization	(249)	(239)	(756)	(697)

Operating income	285	229	343	767

Current taxes
Operating	29	52	116	133
Other/non-operating	(11)	(11)	(20)	(24)

	18	41	96	109

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended May 31,		Nine months ended May 31,
	2018	2017	2018	2017
Capital expenditures accrual basis
Wireline	213	209	652	588
Wireless	68	58	241	176

	281	267	893	764

Equipment costs (net of revenue)
Wireline	12	23	41	63

Capital expenditures and equipment costs (net)
Wireline	225	232	692	651
Wireless	68	58	241	176

	293	290	933	827

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	231	251	833	736
Additions to equipment costs (net)	11	21	37	58
Additions to other intangibles	29	27	84	72

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	271	299	954	866
Increase/decrease in working capital and other liabilities related to capital expenditures	22	(11)	(15)	(44)
Decrease in customer equipment financing receivables	1	2	3	5
Less: Proceeds on disposal of property, plant and equipment	(1)	—	(9)	—

Total capital expenditures and equipment costs (net) reported by segments	293	290	933	827

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

5. OTHER CURRENT ASSETS

	May 31, 2018	August 31, 2017
	$	$
Prepaid expenses	106	99
Wireless handset receivables(1)	150	56

	256	155

(1)	As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2017, these amounts relate to the current portion of wireless handset discounts receivable.

6. PROVISIONS

	Asset retirement obligations	Restructuring		Other	Total
	$	$		$	$
Balance as at September 1, 2017	60	7	(1)	76	143
Additions	2	430	(2)	19	451
Accretion	1	—		—	1
Reversal	—	—		(7)	(7)
Payments	—	(113)		(7)	(120)

Balance as at May 31, 2018	63	324		81	468

Current	—	7		69	76
Long-term	60	—		7	67

Balance as at September 1, 2017	60	7		76	143

Current	—	184		73	257
Long-term	63	140		8	211

Balance as at May 31, 2018	63	324		81	468

(1)	During fiscal 2017, the Company restructured certain operations within the Wireline segment and announced a realignment to integrate certain Consumer/Business operations and Freedom Mobile. The majority of the remaining costs are expected to be paid in the current year.
(2)	During the second quarter of fiscal 2018, the Company offered a voluntary departure program to a group of eligible employees and in the third quarter made additional changes to its organizational structure as part of a total business transformation initiative. In connection with the restructuring, the Company recorded $430 primarily related to severance and employee related costs in respect of the approximate 3,300 affected employees. A total of $110 has been paid in fiscal 2018. The remaining costs are expected to be paid out within the next 32 months.

7. OTHER LONG-TERM LIABILITIES

	May 31, 2018	August 31, 2017
	$	$
Pension liabilities [note 16]	22	99
Post retirement liabilities	7	5
Other	2	10

	31	114

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

8. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended May 31,		Nine months ended May 31,
	2018	2017	2018	2017
Employee salaries and benefits	188	244	993	656
Purchase of goods and services	578	504	1,812	1,518

	766	748	2,805	2,174

9. LONG-TERM DEBT

	May 31, 2018			August 31, 2017
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes-
5.65% due October 1, 2019	1,248	2	1,250	1,247	3	1,250
5.50% due December 7, 2020	499	1	500	498	2	500
3.15% due February 19, 2021	298	2	300	298	2	300
4.35% due January 31, 2024	498	2	500	498	2	500
3.80% due March 1, 2027	298	2	300	298	2	300
6.75% due November 9, 2039	1,419	31	1,450	1,419	31	1,450

	4,260	40	4,300	4,258	42	4,300
Other
Freedom Mobile - other	1	—	1	2	—	2
Burrard Landing Lot 2 Holdings Partnership(1)	50	—	50	40	—	40

Total consolidated debt	4,311	40	4,351	4,300	42	4,342
Less current portion (2)	1	1	2	2	—	2

	4,310	39	4,349	4,298	42	4,340

(1)	In February 2018, the Partnership refinanced its debt. The Partnership received an additional mortgage loan of $30 and used the proceeds to loan excess funds to each of its partners, of which the Company received $10. The additional loan matures on November 1, 2024 and bears interest at 4.14% compounded semi-annually.
(2)	Current portion of long-term debt includes amounts due within one year in respect of Freedom Mobile’s finance lease obligations.

10. SHARE CAPITAL

Changes in share capital during the nine months ended May 31, 2018 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2017	22,420,064	2	474,350,861	3,795	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	1,302,690	35	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	6,034,238	159	—	—	—	—

May 31, 2018	22,420,064	2	481,687,789	3,989	10,012,393	245	1,987,607	48

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

11. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share calculations are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2018	2017	2018	2017
Numerator for basic and diluted earnings per share ($)
Net income (loss) from continuing operations	(91)	164	(135)	408
Deduct: dividends on Preferred Shares	(2)	(2)	(6)	(6)

Net income (loss) attributable to common shareholders from continuing operations	(93)	162	(141)	402
Net loss from discontinued operations	—	(31)	(6)	(38)

Net loss from discontinued operations attributable to common shareholders	—	(31)	(6)	(38)

Net income (loss) attributable to common shareholders	(93)	131	(147)	364

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	503	492	500	490
Effect of dilutive securities (1)	1	1	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	504	493	501	491

Basic earnings (loss) per share ($)
Continuing operations	(0.18)	0.33	(0.28)	0.82
Discontinued operations	—	(0.06)	(0.01)	(0.08)

Attributable to common shareholders	(0.18)	0.27	(0.29)	0.74

Diluted earnings (loss) per share ($)
Continuing operations	(0.18)	0.33	(0.28)	0.82
Discontinued operations	—	(0.06)	(0.01)	(0.08)

Attributable to common shareholders	(0.18)	0.27	(0.29)	0.74

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and nine months ended May 31, 2018, 5,800,939 (2017 – 1,158,659) and 4,200,298 (2017 – 3,566,228) options were excluded from the diluted earnings per share calculation, respectively.

12. OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2018 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	6	(2)	4
Adjustment for hedged items recognized in the period	4	(1)	3
Share of other comprehensive income of associates	7	—	7

	17	(3)	14
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	85	(22)	63

	102	(25)	77

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2018 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)	1
Adjustment for hedged items recognized in the period	1	—	1
Share of other comprehensive income of associates	2	—	2

	5	(1)	4

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2017 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(1)	2
Adjustment for hedged items recognized in the period	(3)	1	(2)
Share of other comprehensive income of associates	7	—	7
Exchange differences on translation of a foreign operation	28	—	28
Exchange differences on translation of US denominated debt hedging a foreign operation	(12)	—	(12)

	23	—	23

Components of other comprehensive loss and the related income tax effects for the three months ended May 31, 2017 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)	1
Adjustment for hedged items recognized in the period	(2)	1	(1)
Share of other comprehensive income of associates	(3)	—	(3)
Exchange differences on translation of a foreign operation	14	—	14
Exchange differences on translation of US denominated debt hedging a foreign operation	(6)	—	(6)

	5	—	5
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(23)	6	(17)

	(18)	6	(12)

Accumulated other comprehensive loss is comprised of the following:

	May 31, 2018 $	August 31, 2017 $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	(8)
Share of other comprehensive income of associates	15	8
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(68)	(131)

	(54)	(131)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

13. STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i) Funds flow from continuing operations

	Three months ended May 31,		Nine months ended May 31,
	2018	2017	2018	2017
Net income (loss) from continuing operations	(91)	164	(135)	408
Adjustments to reconcile net income (loss) to funds flow from operations:
Amortization	249	240	758	698
Deferred income tax expense	40	2	(14)	18
Share-based compensation	—	1	2	3
Defined benefit pension plans	4	4	12	8
Accretion of long-term liabilities and provisions	(1)	—	(2)	(1)
Equity (income) loss of an associate or joint venture	259	(26)	213	(62)
Provision for investment loss	—	(15)	—	96
Other	(1)	(8)	(17)	(20)

Funds flow from continuing operations	459	362	817	1,148

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2018	2017	2018	2017
Interest paid	90	96	207	250
Income taxes paid (net of refunds)	(28)	15	136	204
Interest received	1	—	3	—

(iii) Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended May 31,		Nine months ended May 31,
	2018	2017	2018	2017
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	53	50	159	149

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

14.     FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii) Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

The carrying values and estimated fair values of long-term debt and a contingent liability are as follows:

	May 31, 2018		August 31, 2017
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Liabilities
Long-term debt (including current portion) (1)	4,311	4,819	4,300	4,901

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

15. INVESTMENTS AND OTHER ASSETS

Corus Entertainment Inc.

In connection with the sale of the Media division to Corus in 2016, the Company received 71,364,853 Corus Class B non-voting participating shares (the “Corus B Consideration Shares”) representing approximately 37% of Corus’ total issued equity of Class A and Class B shares. The Company agreed to retain approximately one third of its Corus B Consideration Shares for 12 months post-closing, a second one third for 18 months post-closing and the final one third for 24 months post-closing. The Company also agreed to have its Corus B Consideration Shares participate in Corus’ dividend reinvestment plan while subject to these retention periods until September 1, 2017. For the three and nine months ended May 31, 2018, the Company received dividends of $23 (2017—$22) and $69 (2017—$65) from Corus, of which $nil (2017—$20) and $nil (2017—$61) were reinvested in additional Corus Class B shares, respectively. At May 31, 2018, the Company owned 80,630,383 (2017 – 79,119,000) Corus Class B shares having a trading value of $501 (2017—$1,056) and representing 38% (2017 – 39%) of Corus’ total issued equity of Class A and Class B shares. The Company’s weighted average ownership of Corus for the months ended May 31, 2018 was 39% (2017 – 39%). As of September 1, 2017, the Company’s Corus B Consideration Shares no longer participate in Corus’ dividend reinvestment plan.

Summary financial information for Corus and reconciliation with the carrying amount of the investment in the unaudited interim condensed consolidated balance sheets is as follows:

	May 31, 2018	August 31, 2017
Current assets	572	525
Non-current assets	4,414	5,543
Current liabilities	(605)	(604)
Non-current liabilities	(2,732)	(2,864)

Net assets	1,649	2,600
Less: non-controlling interests	(157)	(159)

	1,492	2,441

Carrying amount of the investment less accumulated impairment losses	622	897

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

Summarized statement of earnings of Corus:

	Three months ended May 31,		Nine months ended May 31,
	2018	2017	2018	2017
Revenue	441	462	1,268	1,298
Net income (loss) attributable to:
Shareholders	(936)	67	(818)	163
Non-controlling interest	7	9	20	25

	(929)	76	(798)	188
Other comprehensive income (loss), attributable to shareholders	5	(7)	18	20

Comprehensive income (loss)	(924)	69	(780)	208

Equity income from associates, excluding goodwill impairment	25	26	71	62
Impairment of investment in associate(1)	(284)	—	(284)	—

Equity income from associates(2)	(259)	26	(213)	62
Other comprehensive income (loss) from equity accounted associates(2)	2	(3)	7	7

	(257)	23	(206)	69

(1)	The Company assessed its investment in Corus for indicators of impairment, which included a significant and sustained decrease in the share price as well as the recording by Corus of an impairment charge against their goodwill and broadcast license intangibles, and found that there was evidence that impairment had occurred. The Company compared the recoverable amount to the carrying value and determined that an impairment charge of $284 million was required. The recoverable amount was determined based on the value in use of the investment.
(2)	The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders for the three and nine months periods ended May 31, 2018 and 2017.

16. EMPLOYEE BENEFIT PLANS

Defined benefit pension plans

The Company has two non-registered retirement plans for designated executives and senior executives. The following is a summary of the accrued benefit liabilities recognized in the statement of financial position.

	May 31, 2018	August 31, 2017
	$	$
Non-registered plans
Accrued benefit obligation	455	532
Fair value of plan assets	433	433

Accrued benefit liabilities and deficit	22	99

The plans expose the Company to a number of risks, of which the most significant are as follows:

(i)	Volatility in market conditions: The accrued benefit obligations are calculated using discount rates with reference to bond yields closely matching the term of the estimated cash flows while many of the assets are invested in other types of assets. If plan assets underperform these yields, this will result in a deficit. Changing market conditions in conjunction with discount rate volatility will result in volatility of the accrued benefit liabilities. To minimize some of the investment risk, the Company has established long-term funding targets where the time horizon and risk tolerance are specified.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2018 and 2017

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii)	Selection of accounting assumptions: The calculation of the accrued benefit obligations involves projecting future cash flows of the plans over a long-time frame. This means that assumptions used can have a material impact on the statements of financial position and comprehensive income because in practice, future experience of the plans may not be in line with the selected assumptions.

Non-registered pension plans

The Company provides a supplemental executive retirement plan (“SERP”) for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of eligible pensionable earnings during their years of service. In 2012, the Company closed the plan to new participants and amended the plan to freeze base salary levels at August 31, 2012 for purposes of determining eligible pensionable earnings. Employees are not required to contribute to this plan.

The Company provides an executive retirement plan (“ERP”) for certain executives not covered by the SERP. Benefits under this plan are comprised of defined contribution and defined benefit components and are based on the employees’ length of service as well as final average earnings during their years of service. Employees are not required to contribute to this plan.

The table below shows the change in benefit obligation and funding status and the fair value of plan assets.

	SERP	ERP	Total
	$	$	$
Accrued benefit obligation, as at September 1, 2017	518	14	532
Current service cost	4	4	8
Remeasurements:
Effect of experience adjustments(1)	(85)	—	(85)

Accrued benefit obligation, as at May 31, 2018	437	18	455

Fair value of plan assets, as at September 1, 2017	420	13	433
Employer contributions	—	—	—

Fair value of plan assets, as at May 31, 2018	420	13	433

Accrued benefit liability and plan deficit, as at May 31, 2018	17	5	22

(1)	In the second quarter of the fiscal year, a remeasurement related to the effect of experience adjustments of $85 was recognized to reflect the decrease in the accrued benefit obligation due to demographic experience in the quarter.

The cost and related accrued benefit obligation of the Company’s non-registered pension plans are determined using actuarial valuations. The actuarial valuations involve estimates and actuarial assumptions including discount rates and rate of compensation increase (financial assumptions) as well as mortality rates and retirement rates (demographic assumptions). Due to the long-term nature of the non-registered pension plans, such estimates are subject to significant uncertainty. Remeasurements related to the effect of experience adjustments arise when the non-registered pension plans’ experience differs from the experience expected using the actuarial assumptions.

17. SUBSEQUENT EVENT

On June 19, 2018 the Company established an accounts receivable securitization program with a Canadian financial institution which will allow it to sell certain trade receivables into the program up to a maximum of $100. The Company will continue to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables will remain recognized on the Company’s Consolidated Statement of Financial Position and the funding received will be recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivables has no claim on any of the Company’s other assets. Sale proceeds in respect of the new securitization program of approximately $40 were received on June 19, 2018.